FINAL TERM SHEET
Filed Pursuant to Rule 433
Registration Statement No. 333-202440
Relating to the Preliminary Prospectus Supplement
Dated August 14, 2017
(To Prospectus dated November 4, 2016)

August 14, 2017

Arch Capital Group Ltd.
8,000,000 Depositary Shares Each Representing 1/1,000th Interest in a Share of
5.45% Non-Cumulative Preferred Shares, Series F

Issuer:	Arch Capital Group Ltd.
Security:	Depositary Shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 5.45% Non-Cumulative Preferred Shares, Series F (“Preferred Shares”)
Security Type:	SEC Registered
Anticipated Preferred Shares Ratings ( S&P / Fitch ):*	BBB (Negative Outlook) / BBB (Stable Outlook)
Size:	$200,000,000 (8,000,000 Depositary Shares)
Over-Allotment Amount:	Up to $30,000,000 (1,200,000 Depositary Shares)
Trade Date:	August 14, 2017
Settlement Date:	August 17, 2017 (T+3)
Maturity:	Perpetual
Liquidation Preference:	$25,000 per Preferred Share (equivalent to $25 per Depositary Share)
Dividend Payment Dates:
Holders of Preferred Shares will be entitled to receive dividend payments only when, as and if declared by the Issuer’s board of directors or a duly authorized committee of the board. Any such dividends will be payable from, and including, the date of original issue on a non-cumulative basis, quarterly in arrears on the last day of March, June, September and December of each year. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day. If declared, the first dividend payment date will be January 2, 2018 (since December 31, 2017 (the last day of the fiscal quarter) is not a business day). Distributions will be made in respect of the Depositary Shares if and to the extent dividends are paid on the related Preferred Shares.

Dividend Rate:	5.45% per annum, only when, as and if declared
Optional Redemption:
Except in specified circumstances relating to certain tax, regulatory or corporate events described in the preliminary prospectus supplement, the Preferred Shares are not redeemable prior to August 17, 2022. On and after that date, the Preferred Shares will be redeemable at the Issuer’s option, in whole or in part, at a redemption price of $25,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the date of redemption.

Public Offering Price:	$25 per Depositary Share; $200,000,000 total (or $230,000,000 if the underwriters exercise their over-allotment option in full)

Underwriting Discounts:
$0.7875 per Depositary Share for retail orders: $6,300,000 total (or $7,245,000 if the underwriters exercise their over-allotment option in full) ; and $0.50 per Depositary Share for institutional orders: $0 total

Net Proceeds to the Issuer, before expenses:	$193,700,000 (or $222,755,000 if the underwriters exercise their over-allotment option in full)
Expected Listing:
We have applied to list the Depositary Shares on NASDAQ under the symbol “ACGLO.” If approved for listing, trading in the Depositary Shares is expected to commence within 30 days after the initial delivery.

CUSIP / ISIN of Depositary Shares:	03939A107/US03939A1079
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC J.P. Morgan Securities LLC
Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC Lloyds Securities Inc. US Bancorp Investments, Inc.
Additional Changes to Preliminary Prospectus Supplement

Use of Proceeds:	We intend to use the net proceeds of this offering to redeem in part our outstanding Series C Non-Cumulative Preferred Shares.

Other information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, Wells Fargo Securities, LLC toll–free at 1-800-645-3751, or J.P. Morgan Securities LLC collect at 212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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